PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

RETURN OF ADJUSTED PURCHASE PAYMENTS DEATH BENEFIT
SCHEDULE SUPPLEMENT

Annuity Number: [001-00001]

Effective Date of the Return of Adjusted Purchase Payments Death Benefit Rider: [Effective Date]

Due Proof of Death Period: [A period of [1 year], beginning on the decedent’s date of death.]

Charge for the Rider with Optional Living Benefit: [0.10]%

Charge for the Rider without Optional Living Benefit: [0.10]%

ICC19-P-SCH-ROP(6/19)